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                                                                      EXHIBIT 33

                                EKCO GROUP, INC.

Dear Holder of Options to Purchase
Ekco Common Stock:

    As you know, the Board of Directors of Ekco Group, Inc. has unanimously approved a Merger Agreement among Ekco, CCPC Acquisition Corp. and EG Two Acquisition Co. ("Acquisition Co."). Both CCPC Acquisition Corp. and Acquisition Co. are affiliates of Corning Consumer Products and Borden. Under the terms of the Merger Agreement, Acquisition Co. is obligated to offer to purchase all outstanding shares of Ekco Common Stock at a purchase price of $7.00 per share, net to the seller in cash.

    We are very excited about the prospects this transaction brings to Ekco. Corning and Borden bring outstanding records in financial and management success, in addition to well-respected reputations for building strong companies. We see this as a unique and timely opportunity for Ekco.

    As part of the tender offer, Acquisition Co. has agreed to purchase all the outstanding options for common stock of Ekco, WHETHER VESTED OR UNVESTED, for a cash payment per share equal to $7.00 less the per share exercise price. As a result, your options can be tendered to Acquisition Co. in exchange for a cash payment equal to $7.00 multiplied by the aggregate number of shares subject to your options, less the aggregate exercise price of your option shares and all withholding taxes attributable to such payment (the "Option Payment"). All of your Ekco options will terminate upon your receipt of the Option Payment as set forth in the enclosed Option Election Agreement. If you do not sign the Option Election Agreement and the offer is consummated, your options will be converted in the merger into the right to receive the Option Payment at a later date.

    You are urged to read the enclosed Offer to Purchase dated August 11, 1999 and our letter to shareholders and Solicitation/Recommendation Statement dated August 12, 1999.

    If you would like to participate in this offer PLEASE SIGN THE ENCLOSED OPTION ELECTION AGREEMENT AND SEND IT IN THE ENCLOSED ENVELOPE TO EKCO's
COUNSEL:

       MINTZ LEVIN COHN FERRIS GLOVSKY AND POPEO, P.C.
       ONE FINANCIAL CENTER
       BOSTON, MA 02111
       ATTENTION: KATIE HUGHES

YOUR OPTION ELECTION AGREEMENT MUST BE RECEIVED PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON WEDNESDAY SEPTEMBER 8, 1999 IN ORDER FOR YOUR OPTIONS TO BE PURCHASED IN THE TENDER OFFER.

    Please feel free to call Linda Millman at Ekco at (603) 888-1212 or Nancy Prior at Mintz Levin, Ekco's counsel, at (617) 348-3045 with any questions.

                                          Sincerely,

                                          /s/ Malcolm L. Sherman
                                          Malcolm L. Sherman
                                          Chairman of the Board and Chief
                                          Executive Officer